51Talk online education group

24 Raffles Place #17-04 Clifford Centre,

Singapore 048621

February 21, 2024

VIA EDGAR

Mr. Joel Parker

Mr. Scott Stringer

Mr. Donald Field

Ms. Rebekah Reed

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: 51Talk Online Education Group (the “Company”)

Form 20-F for Fiscal Year Ended December 31, 2022

Filed April 6, 2023

Correspondence filed December 5, 2023

File No. 001-37790

Dear Mr. Parker, Mr. Stringer, Mr. Field and Ms. Reed:

The Company has received the letter dated February 14, 2024 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 6, 2023 (the “2022 Form 20-F”) and the Company’s response letter submitted on December 5, 2023. The Company respectfully submits to the Staff to request an extension to the deadline for responding to the letter due to the additional time required to gather sufficient information and prepare thorough responses to address the Staff’s comments. The Company will provide its response to the letter as soon as possible, no later than March 14, 2024.

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at tangchun@51talk.com or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8210 or via e-mail at haiping.li@skadden.com or Yilin Xu of Skadden, Arps, Slate, Meagher & Flom LLP, at +86 10 6535 5586 or via e-mail at yilin.xu@skadden.com.

Very truly yours,

/s/ Cindy Chun Tang
Name: Cindy Chun Tang
Title: Chief Financial Officer

cc:	Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Rong Liu, Partner, Marcum Asia CPAs LLP